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                                  UNITED STATES              OMB Number:      3235-0145
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                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*




                        Wilsons The Leather Experts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   972463 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)

       [_] Rule 13d-1(c)

       [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------
CUSIP No. 972463 10 3                  13G
-----------------------

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Joel N. Waller
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]

        Not Applicable                                                   (b) [_]
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

      NUMBER OF
                          1,329,004.3
       SHARES      -------------------------------------------------------------
                     6    SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY            151,500.0
                   -------------------------------------------------------------
        EACH         7    SOLE DISPOSITIVE POWER

      REPORTING
                          1,329,004.3
       PERSON      -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
        WITH:

                          151,500.0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,480,504.3
--------------------------------------------------------------------------------
  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


        Not Applicable
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        7.1%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*


        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

          (a)  Name of Issuer

               Wilsons The Leather Experts Inc.

          (b)  Address of Issuer's Principal Executive Offices

               7401 Boone Avenue North
               Brooklyn Park, Minnesota 55428

Item 2.

          (a)  Name of Person Filing

               Joel N. Waller

          (b)  Address of Principal Business Office or, if none, Residence

               7401 Boone Avenue North
               Brooklyn Park, Minnesota 55428

          (c)  Citizenship

               United States

          (d)  Title of Class of Securities

               Common Stock, $.01 par value

          (e)  CUSIP Number

               972463 10 3

Item 3. If this statement is filed pursuant to (s)(s) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  [_]  Broker or dealer registered under section 15 of the Act.

          (b)  [_]  Bank as defined in section 3(a)(6) of the Act.

          (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act.

          (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e)  [_]  An investment adviser in accordance with (s)
                    240.13d-1(b)(1)(ii)(E).

          (f) [_] An employee benefit plan or endowment fund in accordance with (s) 240.13d-1(b)(1)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with (s) 240.13d-1(b)(1)(ii)(G).

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

          (j)  [_]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

               Not Applicable

Item 4.   Ownership

          (a)  Amount Beneficially Owned

               1,480,504.3

          (b)  Percent of Class

               7.1%

          (c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote

                      1,329,004.3

                (ii)  Shared power to vote or to direct the vote

                      151,500.0

               (iii)  Sole power to dispose or to direct the disposition of

                      1,329,004.3

                (iv)  Shared power to dispose or to direct the disposition of

                      151,500.0

                      See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

         The shares listed in Item 4 under shared power include (i) 150,000 shares of Common Stock owned by the Waller Family Limited Partnership (the "Partnership") and (ii) 1,500 shares of Common Stock owned by Mr. Waller's spouse (the reporting person disclaims beneficial ownership of such shares). Mr. Waller and Mr. Waller's spouse are the general partners of the Partnership. The Partnership has the right to receive dividends from, and the proceeds of the sale of, the shares of Common Stock held by it.

         The shares listed in Item 4 under sole power include 351,500 options to purchase Common Stock. The options are currently fully exercisable or will be exercisable within 60 days.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 13, 2004
                              __________________________________________________
                                                         Date

                                /s/ Joel N. Waller
                              __________________________________________________
                                                       Signature

                                Joel N. Waller
                              --------------------------------------------------
                                                      Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties for whom copies are to be sent.

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)